20549-4561

July 3, 2007

Ross J. Prossner
President
Beacon Federal Bancorp, Inc.
5000 Brittonfield Parkway
East Syracuse, New York 13057

Re: Beacon Federal Bancorp, Inc.
   Registration Statement on Form S-1
   Filed June 5, 2007
   File Number 333-143522

Dear Mr. Prossner:

     We have reviewed your Form S-1 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Beacon Federal, page 2

1.   Please reconcile the disclosure in your filing regarding the history of corporate structure change. For example, we find significant, additional information on page F-7 beyond that provided here. Note also on page 57, being sure to provide the specific dates when each change took place.

2.   Where appropriate in the filing, please disclose the business reasons for each of the legal changes and their impact on operations.

3.   We do not find any SEC filings by Beacon Federal Financial Services, Inc. Please confirm that this company did not sell any shares to the public or advise us why such shares were not registered with the Commission.

4.   Please include the table from page 57 in this section to show your diverse markets.

5.   We note that you have only acquired credit unions, even since July 1999 when this no longer seems to have been required. In the summary, please disclose the business reasons for this, its impact on operations and whether or not you plan to continue in this manner. Provide more detailed discussion in the body of the text.

6.   In our experience, credit unions are typically operated from locations that have a significantly lower profile than most banks and savings and loans. Where appropriate, please describe your typical locations. As warranted, disclose how this affects operations and any plans you have for changing your current office presence.

7.   Please list the types of lending you do in order of importance, quantify the percentage of loans represented by those that are most important and consider leaving out non-material components from the summary.

8.   We note that you are implementing significant changes in your loan portfolio. Please quantify any particular target, percentage-composition figures that you have.

How We determined the Offering Range, page 4

9.   Here and in the body of the text please describe the characteristics of the two peer groups, referenced on pages 5 and 6.

After-Market Stock Price Performance…, page 5

10.   We note that there is often a significant difference in the average appreciation between OTC and Nasdaq listed companies. For the table on page 6, as warranted, please consider providing aggregate, average return figures for the two types of listings.

Selected Financial Data, page 14

11.   We note your disclosure on page F-29 that the merger with Marcy Federal Credit Union ("Marcy") reduced combined net income by $983,000 for the twelve months ended December 31, 2006. Please revise to include a brief description of, or cross reference to a discussion of, the reasons for the loss. Refer to Item 301, Instruction 2, of Regulation S-K.

Forward-Looking Statements, page 16

12.   Please remove all references to the Private Securities Litigation reform Act since it does not apply to IPOs.

Beacon Federal Bancorp, Inc. May Use the Net Proceeds…, page 18

13.   To the extent feasible, please quantify this section and the next. Note for example with respect to the repurchase of shares and the reduction of existing borrowing. Otherwise, clarify that you have no specific plans.

Risk Factors, page 21

14.   Move the risk factor section to follow the summary. See Item 503(c) of Regulation S-K.

15.   In the second risk factor, discuss the risks that are unique to home equity loans including the fact that they are not secured by a first lien.

16.   We note that the acquired credit unions are located in diverse market areas. Please consider a risk factor relating to this situation. For example, you say that managers in East Syracuse is directly responsible for all major lending. These managers may not be fully familiar with the various operating environments in which your loans are made. Provide more detailed disclosure in the body of the text, including the business reasons for this situation and its pros and cons.

Management's Discussion and Analysis

Critical Accounting Policies, page 37

17.   We note your disclosure on page F-7 that the fair values of financial instruments are particularly subject to change. Please revise to clarify why the estimates used to record these fair values are not considered critical, or advise us.

Business Strategy, page 38

18.   Please disclose the business reasons for the changes being made in loan composition.

19.   Given your acquisition focus on credit unions, as material, as part of your business strategy discussion, please disclose whether the customers associated with your historic operations are the type of customer you are seeking going forward.

Comparison of Operating Results for Years Ended December 31, 2006 and 2005, page 43

20.   Please revise to discuss the specific reasons for Marcy's net loss for the twelve months ended December 31, 2006 and any expected continuing impact on your future results of operations.

Home Equity Loans, page 66

21.   Please discuss the risks of home equity loans.

Transaction with Certain Related Persons, page 103

22.   Please confirm that your loans to officers and directors were, in fact, made on the permissible terms described in the first paragraph.

Subscriptions by Directors and Executive Officers, page 106

23.   Please disclose that any purchases by officers and directors will be made for investment purposes only and not with a view towards resale. Please also disclose this at the top of page 125.

Consolidated Financial Statements

Consolidated Statements of Income, page F-3

24.   Please revise to separately disclose taxable and nontaxable interest income on investment securities and dividends. Alternatively, disclose this information in the notes to your financial statements. Refer to Rule 9-04 of Regulation S-X.

Consolidated Statements of Equity, page F-4

25.   Please revise to present total comprehensive income as of March 31, 2006. Comprehensive income should be presented for the period from the latest fiscal year end to the interim balance sheet date, and for the corresponding period in the prior fiscal year. Alternatively, disclose this information in the notes to your financial statements. Refer to paragraph 27 of SFAS 130.

26.   Please revise to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, for each period presented. Alternatively, disclose this information in the notes to your financial statements. Refer to paragraph 25 of SFAS 130.

Note 1- Summary of Significant Accounting Policies

Loans, page F-9

Ross J. Prossner
Beacon Federal Bancorp, Inc.
July 3, 2007
Page 5

27.   Please revise your disclosure to describe when interest is accrued.

Note 12- Off Balance Sheet Arrangements and Derivatives, page F-27

28.   We note you purchased a 2 year, $30 million notional value interest rate cap in February 2007 to limit potential exposure to rising interest rates. Please revise to disclose the following for this fair value hedge:

- the identification of and specific terms of the hedged items; and
- the methods you use to assess hedge effectiveness and calculate hedge ineffectiveness.

General – Accounting

29.   Please include an updated consent from your independent auditors in the pre-effective amendment.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to William Schroeder at 202-551-3294, or to Sharon Blume, Senior Accountant, at 202-551-3474. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3491.

Sincerely,

Todd K. Schiffman
Assistant Director

By fax : Robert B. Pomerenk
        Fax number 202-362-2902